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Commission and production schedules

Life Insurance

Variable Second-to-Die Life Insurance (V2D)

Star Quest   X
Persistency Standard  87%

Variable(s)                         Commission                         Production

                     Percent of            Percent of                                  Premiums paid
                    premium up to        premium paid in                                in excess of
Category                Target           excess of Target         Target X factor     Target X factor
All ages                50%                    2.0%                      28                  1.1


Variable(s)                       Client Service Commissions

Year Commission per $1,000 market value of the average quarterly cash value** (less loans)

1+                                       $1.25*

* Paid quarterly (i.e., $.3125 per $1,000 each quarter).  Quarterly service fee is paid when the quarterly client consolidated statement is printed.
**Average quarterly cash value (less loans) is calculated by taking the market value of the cash value from the previous and current quarter's consolidated statement and dividing by two.

New Business Commissions

Credited to the selling advisor(s) with weighted production up to the target premium. Credited to the servicing advisor(s) on payments made in excess of the target premium.

Client Service Commissions

Client Service Commissions are credited to the servicing advisor(s) on the market value of the cash value.

Example(s):

a. If the target premium is $8,000 and the entire amount has been paid, commissions and weighted production would be calculated as follows:

      Commissions                      Production
     $8,000 x 50% = $4,000            $8,000 x 28 = 224,000
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b.    If the target premium is $8,000 and a $10,000 premium is
      applied, commissions and weighted production would be calculated as follows:

      Commissions                      Production
     Target: $8,000 x 50% = $4,000    $8,000 x 28  = 224,000
     Excess: $2,000 x 2%  =     40    $2,000 x 1.1 =   2,200
                            $4,040                  $226,200

c. If the selling advisor in Examples a. and b. is a second-year advisor in his or her 45th service period, Supplemental
      Commissions would be calculated as follows (assumes the advisor is meeting PVS and FPR):

      Supplemental Commissions
     $4,040 (commissions earned) x 15% (Supplemental rate) = $606

      Total commissions earned
     $4,040 (commissions earned) x $606 (Supplemental Commissions) = $4,646

V2D Life Insurance Guidelines

1.    Annualization

      a.    What are the criteria for annualization?

            Commissions will annualize if accounts are submitted with money and set up with a bank authorization (BA), group billing, special payment option (SPO) from Cash Management or Tax-Free Money Fund, military allotment
            (MA) or payroll deduction. Annualized commissions are not credited on payroll deductions for American Express financial advisors or corporate office employees.

      b.    How is the compensation base determined?

            Annualized commissions are based on the lesser of the target premium or the systematic payment times frequency up to a maximum of $1,500. (Exception: If a group bill is set up as a percent of the client's total group bill, annualized commissions will be calculated based on the lesser of the target premium or $1,500.)

      c.    When does it annualize?

            Annualized commissions will be credited when the policy is submitted with money and the systematic billing is set up. (Exceptions: MAs will annualize without submitted money. SPOs are set up when the policy is issued; therefore, annualized commissions are not credited until the policy is issued.) Commissions will also annualize up to the target premium if the systematic billing is set up in the first contract year before the target premium is met.

      d.    What is the maximum annualized compensation?

            Annualized commissions are limited to $1,500 per account.
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      e.    What causes adjustments?

            If payments decrease, the annualized commissions will be adjusted. If payments increase, the time required to reduce the amount of unearned annualized commissions will decrease. If the systematic payment is stopped, all unearned annualized commissions will be reversed. If the policy lapses or is surrendered, the advisor will lose all unearned annualized commissions and weighted production.

2.    Compensation timing

      Compensation is credited after business is processed.

            New business:     Up to two business days for new business entries
                        Two to 60 business days for underwriting, depending on underwriting requirements
                        Up to five business days after underwriting to issue the policy

            1035 exchanges:   60 business days or until the money is received from the other company

            Policy changes:   Fourteen calendar days or up to 60 calendar days, depending on underwriting requirements.  IDS
                              Life credits compensation only after the policy change is completed and money is applied to the account.

            Surrenders: Four business days

            Death claims:     Seven calendar days

      IDS Life will pay a maximum of $1,500 in commissions on submitted business. If additional commissions are due, they will be credited once the policy is in force. The maximum annualized commission of $1,500 still applies. If additional commissions are due, they will be credited once the $1,500 in annualized commissions is earned and then subsequent commissions are credited as each premium is applied to the account. (Exception: Submitted business commissions will not be paid on personal purchases and sales to relatives; however, full compensation will be credited once the policy is in force.)

      IDS Life credits compensation on permanent ratings only after the policy is in force. The company does not credit compensation on temporary ratings or aviation riders.

      If the client is 76 years old or older, the face amount of policy is more than $1 million, or if it is COD business, commissions, and weighted production will not be credited until the policy is issued. The weighted production is effective on the date the policy is received in the corporate office.

      Weighted production on the initial sale is effective on the date the policy is received in the corporate office. For payments in excess of the target premium, weighted production is effective on the accounting date of the increase or older addition, it is not backdated to the date the corporate office received the policy change.
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3.    Exit/purchase transactions

      Exit/purchase transaction rules apply only when an IDS Life or IDS Life of New York traditional life, LP+ or Universal Life policy is surrendered or lapses and another Universal Life policy(ies) is purchased. When this occurs and the final premium due date of the lapsed or surrendered policy is six months before or one year after the corporate office receipt date of the new policy, compensation will be adjusted. If a new policy replaces an existing policy(ies) that was in force less than nine years, the adjustment will consist of deducting earned GAP, MFYAP or target premium compensation previously paid on the old policy(ies) from compensation payable on the new policy. The amount of first-year compensation recovered will be based on the table below. Full compensation will be given on the new policy in Year 2 and after.

      Age of old policy            Percent of first-year commission
             (years)                  of old policy to be recovered

              1-4                                  100%
                5                                   80
                6                                   60
                7                                   40
                8                                   20
                9+                                   0

      A $50 conservation fee is credited on changes to V2D Life from V2D Life, Universal Life, Whole Life, Term Life, Single Pay
      Life and LP+ when the adjusted commissions are less than $50.

      Cash-value rollovers from life insurance policies to UL or LP+ policies pay compensation on the rollover premium dollars up to the target premium. Compensation is not credited on loans or partial surrenders used to pay premiums on another policy. No Excess Commissions are paid on Cash-value rollovers.

      For example, assume that the old policy had an issue date of Jan. 1, 1987, and produced $100 in commissions. The new policy has an issue date of June 1, 1994, and also produces $100 in commissions. Since the old policy was in its eighth year when it was replaced, commissions paid would equal $80 ($100 - [$100 x .20%]) and weighted production would be credited in the same proportions.

4.    License(s) required

      An advisor must have a life insurance license for the state in which the application was signed for new business compensation. For Variable Second-to-Die Life, an advisor must also have a Series 6 or 7 license. In addition, some, but not all states require a Variable Life Insurance license and either a Variable Annuity license or a Variable Contracts license. After the account is open, the advisor must hold the appropriate license(s) in the client's resident state to receive compensation.
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5.    Persistency

      Only weighted production generated on the client's target premium will be measured for Star Quest persistency. The persistency standard for Variable Second-to-Die Life products sold is 87%. If the persistency ratio falls below this standard (see Section 3, Incentive and award programs), all Variable Second-to-Die Life production for the previous year will be subtracted from the current year's production when calculating allocations to Star Quest.

6.    Advisor/relative purchases

      No special rates are available for advisors or their relatives on these products; therefore, full compensation is credited on these sales only after the policy is in force. Annualized commissions will be credited when the policy is issued if the account is set up on a systematic payment arrangement, except for payroll deductions for American Express financial advisors and corporate office employees.

7.    Reversals

      On applications that are withdrawn, declined or not taken, or if all requirements are not received in the corporate office within the allotted time, commissions and weighted production will be reversed. IDS Life does not credit further compensation until the policy is re-opened, all requirements are received in the corporate office and the policy is placed in force. If the policy lapses or is surrendered, the advisor will lose any unearned commissions, all target premium production up to 26 months from the sale date, and all add-on production for the previous 14 months. Ten-day free looks and cancellations will result in a full reversal of both commissions and weighted production. In the case of a death claim, the advisor will lose all unearned annualized commissions. Weighted production will be reversed as of the sale effective date.

8.    Supplemental Commissions

      For first-, second- and third-year advisors, Supplemental
      Commissions will be credited at the following rates:

      Service year         Service period       Highly fronted, some deferred*
            1                     1 - 26                     35%
            2                    27 - 39                     25
            2                    40 - 52                     15
            3                    53 - 78                     10

      *These rates are a percentage of New Business Commissions.

      Supplemental Commissions are credited based on the rate in effect at the time the business was submitted and the first payment was received. For instance, if you submit business while you are a first-year advisor but it is not issued until you reach your second year, you will receive Supplemental Commissions at the first-year rate.
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      Supplemental Commissions are credited when the policy is in force; they are not credited on submitted business. For more information about Supplemental Commissions, refer to Section 2, Compensation plan descriptions.